BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and nine months ended September 30, 2007. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2006. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2006. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 18 to the consolidated financial statements for the year ended December 31, 2006. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated November 7, 2007.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

THREE MONTHS ENDED SEPTEMBER 30, 2007

Our revenues for the three months ended September 30, 2007 increased 53% to $17.6 million, compared to $11.5 million for the same period in 2006. During the third quarter of 2007, product and service revenues increased $4.7 million, or 59%, and engineering development revenue increased $1.4 million, or 40%, compared to the same quarter last year. Product and service revenues totaled $12.6 million for the current year quarter with product revenues of $9.1 million and service revenues of $3.5 million, compared to product revenues of $4.9 million and service revenues of $3.0 million in the third quarter of 2006. The increase in product revenues of $4.2 million is driven primarily by higher shipments of automotive fuel cells combined with increased volumes of carbon fiber and power generation fuel cell products. The increase in service revenues of $0.5 million is due primarily to increased engineering services due to additional work performed on power generation contracts partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $1.4 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration development programs.

Our net loss for the three months ended September 30, 2007 decreased 10% to $16.0 million, or ($0.14) per share, compared with a net loss of $17.9 million, or ($0.16) per share for the corresponding period in 2006. The loss from discontinued operations decreased $2.5 million and reflects the sale of our electric drive operations in early 2007.

Our loss from continuing operations for the three months ended September 30, 2007 was $15.6 million, or ($0.14) per share, compared to $14.9 million, or ($0.13) per share, for the corresponding period in 2006. For the third quarter of 2007 compared to the same period in 2006, increases in foreign exchange gains of $3.4 million combined with increases in engineering development revenues of $1.4 million and increases in product and service gross margins of $0.8 million were offset by increases in operating expenses of $2.1 million and a write-down of long-lived assets of $4.6 million. Our product and service gross margins for the three months ended September 30, 2007 improved $0.8 million over the same period in 2006 due to positive warranty adjustments and increased margins on our automotive fuel cell and carbon fiber products partially offset by a decline in field service margins on fuel cell buses. The increase in operating expenses was primarily a result of the effect of a stronger Canadian dollar, relative to the U.S. dollar. The $4.6 million write-down of long-lived assets represents a write-down of our non-core investment in Advanced Energy Technology Inc. (“Advanced Energy”) to $0.5 million, representing proceeds offered for sale, received subsequent to the end of the quarter.

Operating cash consumption (see Non-GAAP Measures on page 17) for the three months ended September 30, 2007 decreased 42% to $6.1 million, compared to $10.6 million in 2006. The $4.4 million improvement in operating cash consumption over the prior year was driven by foreign exchange gains, the sale of our electric drive operations in the first quarter of 2007, higher margins, higher engineering development revenue and lower capital expenditures partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income.

NINE MONTHS ENDED SEPTEMBER 30, 2007

Our revenues for the nine months ended September 30, 2007, increased 36% to $45.5 million, compared to $33.4 million for the same period in 2006. During the first nine months of 2007, product and service revenues increased $7.9 million, or 32%, and engineering development revenue increased $4.2 million, or 50%, compared to the same period last year. Product and service revenues totaled $32.8 million for 2007 with product revenues of $23.1 million and service revenues of $9.7 million, compared to product revenues of $15.4 million and service revenues of $9.5 million in 2006. The increase in product revenues of $7.7 million was driven by higher shipments of automotive fuel cell, carbon fiber and power generation fuel cell products. Service revenues relate to our contracts to provide field service for fuel cell buses, along with non-recurring engineering services. The increase in service revenues of $0.2 million is primarily due to increased engineering services due to additional work performed on power generation contracts partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $4.2 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration fuel cell development programs.

Our net loss for the nine months ended September 30, 2007 decreased 21% to $41.4 million, or ($0.36) per share, compared with a net loss of $52.4 million, or ($0.46) per share, for the corresponding period in 2006. The net loss for the first nine months of 2007 includes a loss from discontinued operations of $0.5 million, reflecting operating losses from our electric drive operations of $3.4 million partially offset by a net gain on disposition of $2.9 million, due primarily to employee future benefit plan curtailments. The loss from discontinued operations of $9.5 million in 2006 reflects the operating losses of the electric drive operations.

Our loss from continuing operations for the nine months ended September 30, 2007 was $40.9 million, or ($0.36) per share, compared to $42.9 million, or ($0.38) per share, for the corresponding period in 2006. The primary reasons for the $2.0 million lower loss in 2007 were increases in foreign exchange gains of $6.6 million combined with increases in engineering development revenues of $4.2 million and improvements in product and service gross margins of $1.4 million. This was partially offset by increases in operating expenses of $5.4 million and the write-down of the investment in Advanced Energy of $4.6 million. Improved margins of $1.4 million were driven by increased volumes of carbon fiber products and higher power generation non-recurring engineering services related to government contracts with the U.S. Department of Defense partially offset by a decline in field service margins on fuel cell buses due to the expiration of service contracts. The increase in operating expenses of $5.4 million was driven by an increase in research and development expenses, reflecting increased investment to build capability and capacity for growth in such areas as our fuel cell buses and power generation fuel cell programs, combined with the effect of a stronger Canadian dollar, relative to the U.S. dollar. Operating cash consumption (see Non-GAAP Measures on page 17) for the nine months ended September 30, 2007 decreased 16% to $25.9 million, compared to $30.8 million in 2006. The $4.9 million improvement in operating cash consumption over the prior year was driven by foreign exchange gains, the sale of our electric drive operations in the first quarter of 2007, higher margins and engineering development revenue and lower capital expenditures partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income.

On February 15, 2007, we completed the sale of our electric drive operations in Dearborn, Michigan. We have presented the results of these operations as discontinued operations in the financial statements and have restated comparative figures in the financial statements, notes and management’s discussion and analysis. On closing, we ceased to consolidate the results of these operations. See Note 3 to the interim consolidated financial statements.

SIGNIFICANT DEVELOPMENTS

On November 7, 2007, we entered into an Agreement with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) which provides for our transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private company controlled by them (“Newco”). In exchange, Daimler and Ford will return to us 34.3 million shares of Ballard, representing all of the shares they own in Ballard, or approximately 30%, of our outstanding common shares. These shares will then be cancelled. The transaction is scheduled to be completed in January 2008, subject to receipt of all required approvals.

Under the terms of the Agreement, Ballard will transfer to Daimler, Ford and Newco, Ballard’s automotive fuel cell test equipment and other automotive assets; ownership of Ballard’s automotive patents (representing approximately 21% of Ballard’s current patent portfolio); a royalty-free, sub-licensable license to the remaining Ballard IP for use in automotive applications; approximately 113 personnel; $60 million in cash; and all automotive development contracts between Ballard, Daimler and Ford.

In exchange, Ballard will receive all of the Ballard shares currently held by Daimler and Ford (detailed above) and a 19.9% interest in Newco.

Concurrent with the Agreement, Ford and Ballard have signed a purchase / sale option agreement by which Ford will have the option to purchase our 19.9% interest in Newco for $65 million plus interest at any time after the fifth year from the closing of the transaction. Likewise, we will have the option to sell our 19.9% interest in Newco to Ford for $65 million plus interest at any time after the fifth year from the closing of the transaction.

Ballard will provide contract manufacturing, testing / engineering and administrative services to Newco at a positive margin.

Completion of the transactions contemplated by the Agreement will result in Ballard recording a gain on the closing of the transaction estimated at $95 million to $105 million. This estimated gain is subject to change due to a number of variables, including changes in our net investment in our automotive fuel cell assets to the date of closing, and determination of the final accounting value of the shares returned to the Corporation.

The Agreement has been approved by the Board of Directors of Ballard and has received the necessary corporate approvals of Ford. However, completion of the transaction remains subject to receipt of the approval of Daimler’s Supervisory Board, the approval of Ballard’s shareholders, and the receipt of all required regulatory approvals. Since the transaction is a related party transaction for the purposes of applicable Canadian securities laws, the transaction must be approved by a simple majority of Ballard’s shareholders, excluding any votes cast by Daimler or Ford.

We expect to deliver an information circular to Ballard shareholders in December 2007 for a shareholders’ meeting to be held in January 2008. Based on the recommendation of an independent special committee of the Board, as well as a formal valuation and a fairness opinion, the Board of Directors currently intends to recommend in the information circular that Ballard shareholders approve the transaction.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the 2006 consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn product and engineering service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three and nine month periods ended September 30, 2007 and 2006, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended September 30, 2007 and 2006 were reduced by a net amount of $2.1 million and $1.5 million, respectively, and for the nine months ended September 30, 2007 and 2006 were reduced by a net amount of $5.6 million and $4.9 million, respectively. The reductions in accrued warranty liabilities in 2007 and 2006 were primarily due to cost reductions, contractual expirations and the improved lifetimes of our automotive fuel cells.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended September 30, 2007 and 2006, inventory provisions of $0.3 million and $0.3 million, respectively, were recorded as a charge to cost of product and service revenues. During the nine months ended September 30, 2007 and 2006, inventory provisions of $0.9 million and $0.3 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. As mentioned above, during the three and nine month periods ended September 30, 2007, we recorded a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds offered for sale, received subsequent to the end of the quarter. During the three and nine month periods ended September 30, 2006, no write-downs of our investments were recorded; however, during the second quarter of 2006, we disposed of our investment in QuestAir Technologies Inc. (“QuestAir”) for a loss of $0.6 million.

INTANGIBLE ASSETS AND GOODWILL

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three and nine month periods ended September 30, 2007 and 2006, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS

During 2007, we adopted Section 1530 “Comprehensive Income” and Section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants Handbook. The impact of implementing these new standards changed the presentation of our consolidated financial statements but did not have a material impact on assets and liabilities recorded on our consolidated balance sheet (note 2 of the interim consolidated financial statements).

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2007 were $17.6 million, a $6.1 million, or 53%, increase over the same period in 2006. Revenues for the nine months ended September 30, 2007 were $45.5 million, a $12.1 million, or 36%, increase over the comparative period in 2006.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)			Three months ended September 30,
	2007			2006
	Product	Engineering		Product	Engineering
	and Service	Development	Total	and Service	Development	Total
Power Generation	$3,529	$1,576	$5,105	$1,499	$1,911	$3,410
Automotive	5,964	3,371	9,335	3,814	1,628	5,442
Material Products	3,126	-	3,126	2,606	-	2,606
	$12,619	$4,947	$17,566	$7,919	$3,539	$11,458

(Expressed in thousands of U.S. dollars)			Nine months ended September 30,
	2007			2006
	Product	Engineering		Product	Engineering
	and Service	Development	Total	and Service	Development	Total
Power Generation	$8,357	$5,285	$13,642	$5,255	$4,506	$9,761
Automotive	13,515	7,421	20,936	11,020	3,991	15,011
Material Products	10,889	-	10,889	8,581	-	8,581
	$32,761	$12,706	$45,467	$24,856	$8,497	$33,353

Power Generation product and service revenues for the three and nine months ended September 30, 2007 increased $2.0 million, or 135%, and $3.1 million, or 59%, respectively, compared to the same periods in 2006. Higher non-recurring engineering service revenues for government contracts in the materials handling and backup power markets primarily drove the increase in the three and nine month periods. For the three months ended September 30, 2007, compared to the same period in 2006, increased unit sales of cogeneration, materials handling and backup power fuel cell products, which offset lower pricing, also contributed to the increase in power generation product and service revenue. Power Generation engineering development revenues for the three months ended September 30, 2007 decreased $0.3 million, or 18%, but are up $0.8 million, or 17%, for the nine months then ended, compared to the same periods in 2006. Amounts are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of performance of our development program for our customer, the related costs of which were included in research and development expenses.

Automotive product and service revenues for the three and nine months ended September 30, 2007 increased $2.1 million, or 56%, and $2.5 million, or 23%, respectively, compared to the same periods in 2006. Increased automotive fuel cell product shipments were partially offset by a decline in automotive service revenues due to a lower number of fuel cell buses under service contracts. Automotive service revenues are primarily earned from our field service activities supporting fuel cell buses in Europe, Australia and China.

Automotive engineering development revenue for the three and nine months ended September 30, 2007 increased $1.7 million, or 107%, and $3.4 million, or 86%, respectively, compared to the same periods in 2006. The increase in automotive engineering development revenue reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for the three and nine months ended September 30, 2007 increased $0.5 million, or 20%, and $2.3 million, or 27%, respectively, compared to the same periods in 2006, due primarily to increased customer volumes.

Cost of product and service revenues for the three months ended September 30, 2007 were $7.5 million, an increase of $3.9 million, or 107%, compared to the same period in 2006. Cost of product and service revenues for the nine months ended September 30, 2007 were $18.6 million, an increase of $6.5 million, or 53%, compared to the same period last year. The $3.9 million increase for the third quarter of 2007 compared to the same period in 2006 was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the materials handling market partially offset by higher reductions in accrued warranty liabilities in the current year quarter due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells. For the nine months ended September 30, 2007 compared to the same period in 2006, the $6.5 million increase in cost of product and service revenues was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the materials handling market, partially offset by lower costs related to automotive service revenues due to a lower number of fuel cell buses under service contracts. For the three and nine months ended September 30, 2007, gross margins on product and service revenues improved for our carbon fiber products due to increased volumes, were maintained for our Power Generation segment, and were lower in our automotive segment, as declines in field service for buses offset increased margins on automotive fuel cell products.

Cost of product and service revenues during the three and nine month periods ended September 30, 2007 were reduced for the reversal of accrued warranty liabilities of $2.1 million and $5.6 million, respectively. For the three and nine month periods ended September 30, 2006, cost of product and service revenues included an accrued warranty liability reversal of $1.5 million and $4.9 million, respectively, due to cost reductions, contractual expirations and the improved lifetimes of our automotive fuel cells.

Research and product development expenses for the three months ended September 30, 2007 were $15.1 million, an increase of $0.7 million, or 5%, compared to the same period in 2006. Research and product development expenses for the nine months ended September 30, 2007 were $43.0 million, an increase of $3.5 million, or 9%, compared to the same period in 2006. The increase in expenditures, compared to 2006, related primarily to the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with increased investment in building capability and growth capacity, and reflected increased expenditures for our fuel cell buses and power generation fuel cell programs.

Included in research and product development expenses for the three and nine month periods ended September 30, 2007, were costs of $6.9 million and $19.3 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue. These same costs for the three and nine month periods ended September 30, 2006 were $6.7 million and $17.2 million.

General and administrative expenses for the three months ended September 30, 2007 were $4.1 million, an increase of $1.1 million, or 36%, compared to the same period in 2006. General and administrative expenses for the nine months ended September 30, 2007 were $11.2 million, an increase of $1.4 million, or 15%, compared to the same period in 2006. The overall increase is due primarily to a onetime commodity tax rebate received in the third quarter of 2006 combined with the negative effect of a stronger Canadian dollar, relative to the U.S. dollar.

Marketing and business development expenses for the three months ended September 30, 2007 were $2.2 million, an increase of $0.3 million, or 17%, compared to the same period in 2006. Marketing and business development expenses for the nine months ended September 30, 2007 were $5.9 million, an increase of $0.4 million, or 7%, compared to the same period in 2006. The overall increase reflects increased marketing development support for our market segments combined with the negative effect of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $3.7 million for the three months ended September 30, 2007, a decrease of $0.5 million, or 13%, compared to the same period in 2006. Depreciation and amortization was $11.1 million for the nine months ended September 30, 2007, a decrease of $1.9 million, or 14%, compared to the same period in 2006. Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization.

Investment and other income was $5.2 million for the three months ended September 30, 2007, compared to $2.7 million for the corresponding period in 2006. Investment and other income was $14.3 million for the nine months ended September 30, 2007, compared to $9.0 million for the corresponding period in 2006. The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Investment and other income (excluding	$1,933	$2,844	$6,237	$7,482
foreign exchange gain (loss)
Foreign exchange gain (loss)	3,281	(118)	8,068	1,485
Investment and other income	$5,214	$2,726	$14,305	$8,967

Investment and other income, excluding foreign exchange gain (loss), was $1.9 million and $6.2 million for the three and nine month periods ended September 30, 2007, respectively, a decrease of $0.9 million, or 32%, and $1.2 million, or 17%, compared to the same periods in 2006. The decrease in investment income was primarily a result of lower average cash balances in the first three quarters of 2007 compared to the same period in 2006. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During the three months ended September 30, 2007, the investment market was negatively impacted by concerns about the U.S. sub-prime mortgage market and the resulting impact on liquidity in the commercial paper markets. We have reviewed our exposure to these issues and have determined that there are no material impacts on our investment portfolio.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. The foreign exchange gains for the three and nine month periods ended September 30, 2007 and 2006 resulted primarily from the strengthening of the Canadian dollar during the respective periods. Compared to the U.S. dollar, the Canadian dollar has strengthened from 1.17 at December 31, 2006 to 1.06 at June 30, 2007 to 1.0 at September 30, 2007. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Loss on disposal and write-down of long-lived assets were $4.6 million for both the three and nine month periods ended September 30, 2007, compared to nil and $0.7 million, respectively, for the corresponding periods in 2006. As mentioned above, in the third quarter of 2007, we recorded a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007. In the second quarter of 2006, we disposed of our investment in QuestAir, resulting in a loss on disposal of $0.6 million.

Equity in loss of associated companies was $1.3 million and $6.3 million for the three and nine month periods ended September 30, 2007, respectively, compared to $2.2 million and $6.0 million for the corresponding periods in 2006. The slightly higher year over year equity loss reflects increased residential cogeneration market and product development activities in EBARA BALLARD Corporation (“EBARA BALLARD”).

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $161.4 million as at September 30, 2007, a decrease of $25.7 million from the end of 2006. The decrease was primarily driven by net losses (excluding non-cash items) of $13.7 million, working capital cash outflows of $8.3 million and capital expenditures of $3.8 million.

For the three months ended September 30, 2007, working capital requirements resulted in cash outflows of $1.5 million compared to $0.9 million for the corresponding period in 2006. In the third quarter of 2007, working capital outflows of $1.5 million were largely a result of higher accounts receivable of $3.5 million related to increased revenues and lower accrued warranty liabilities of $1.5 million arising from expenditures to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. The above working capital outflows were partially offset by cash inflows for inventory of $3.2 million due to product shipments. Working capital outflows during the third quarter of 2006 of $0.9 million resulted from lower warranty liabilities of $1.8 million driven by warranty expenditures to service vehicles in the field and reversals of accrued warranty provisions combined with increased inventory of $0.6 million and lower accounts payable and accrued liabilities of $0.4 million. The above working capital outflows were partially offset by higher deferred revenue of $1.7 million as customer payments were received prior to completion of services and revenue recognition.

For the nine months ended September 30, 2007, working capital requirements resulted in cash outflows of $8.3 million compared to $4.9 million for the corresponding period in 2006. In the first three quarters of 2007, working capital outflows were driven by cash outflows from accounts payable and accrued liabilities of $3.0 million, primarily as a result of payments of 2006 employee bonuses and the timing of payments. Accrued warranty liabilities were lower by $4.2 million as a result of expenditures to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. Deferred revenue declined $1.7 million as revenue was recognized on performance of services. Accounts receivable was higher by $1.0 million due to increases in revenue. The above working capital outflows were partially offset by lower inventory of $0.7 million and lower working capital requirements for current assets and liabilities held for sale of $1.4 million. Working capital outflows for the first three quarters of 2006 of $4.9 million were driven by cash outflows from lower accrued warranty liabilities of $5.3 million as a result of expenditures to service our automotive and bus fuel cells and warranty adjustments. Accounts payable and accrued liabilities were lower by $3.3 million, primarily as a result of payments of 2005 employee bonuses and the timing of payments. Cash outflows relating to inventory of $2.7 million reflect increased production purchases for our automotive fuel cell products. The above working capital outflows were partially offset by lower accounts receivable of $4.2 million as a result of the amount and timing of collections of our engineering development revenues, and an increase in receipts for deferred revenue of $3.0 million.

Investing activities resulted in cash outflows of $13.0 million and $21.3 million for the three and nine month periods ended September 30, 2007, respectively, compared to cash outflows of $6.5 million and $51.2 million, respectively, during the corresponding periods in 2006. Changes in short-term investments resulted in cash outflows of $11.4 million and $17.7 million for the three and nine month periods ended September 30, 2007. Balances changed between cash equivalents and short-term investments as we made investment decisions with regard to the term of investments in response to changes in yield curves in order to improve our investment returns. Capital spending of $1.4 million and $3.8 million for the three and nine month periods ended September 30, 2007 was primarily for manufacturing, test stands and computer equipment. Capital spending of $2.2 million and $5.2 million for the three and nine month periods ended September 30, 2006 was primarily for manufacturing, test stands and computer equipment. The cash flows used for other investing activities of $3.3 million for the nine months ended September 30, 2007 primarily represent net cash outflows of $3.1 million related to an additional investment in EBARA BALLARD of $8.4 million, offset by licensing cash receipts from EBARA BALLARD of $5.3 million. The cash flows used for other investing activities of $0.6 million for the nine months ended September 30, 2006 primarily represent proceeds on the sale of our investment in QuestAir of $3.3 million offset by additional net investments in EBARA BALLARD of $3.3 million and in Chrysalix Energy Limited Partnership of $0.8 million.

Financing activities resulting in cash inflows were nil for the three and nine month periods ended September 30, 2007, compared to $5.9 million for both the respective periods of 2006. Financing activities for 2006 relate to equity funding received from EBARA Corporation (“EBARA”).

As at November 7, 2007, we had 114,593,401 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 5,707,629 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2007, we had cash, cash equivalents and short-term investments totaling $161.4 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products. Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell products; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where engineering development funding is available to support product development activities; license technology in cases where it is advantageous to us; and access available government funding for research and development projects. In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and backup power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Operating cash consumption (see Non-GAAP Measures on page 17) for the three and nine month periods ended September 30, 2007 was $6.1 million and $25.9 million. For the same periods in 2006, operating cash consumption was $10.6 million and $30.8 million. The operating cash consumption for the second and third quarters of 2007 of $3.8 million and $6.0 million, respectively, was significantly lower than the operating cash consumption for the first quarter of 2007 of $16.1 million, as the second and third quarters were positively impacted by foreign exchange gains and the timing of collections from customers, whereas the first quarter of 2007 was higher due to the annual payment of 2006 employee bonuses and cash requirements related to our electric drive operations. The nine months ended September 30, 2007 operating cash consumption is comparable to 2006. Assuming the Canadian dollar remains in a similar range against the U.S. dollar as it was at September 30, 2007, we now expect our 2007 full year operating cash consumption to meet or be below the low end of our guidance range of $40 to $50 million.

We now expect overall revenues for 2007 to meet or exceed the high end of our guidance range of between $55 to $65 million, compared to $49.8 million in 2006. Engineering development revenue for the automotive fuel cell development programs is expected to increase in 2007 as the programs advance. In addition, we expect to see increased engineering development revenue from our 1kW residential cogeneration fuel cell development program. Both product and service revenues are expected to be higher in 2007. Automotive product and service revenues are expected to be similar in 2007 compared to 2006 as increases in product revenues are expected to be offset by declines in service revenues. For Power Generation product and service revenues, we expect an overall increase in revenues due primarily to non-recurring engineering service activities in the materials handling and backup power markets. We expect Power Generation product revenues to be similar to 2006 as increased shipments are offset by lower product pricing. Material Product segment revenues in 2007 are expected to increase from 2006 levels.

Since 2005, we have recorded $13.2 million of engineering development revenue from EBARA BALLARD. Through our agreement with EBARA Corporation (“EBARA”) and EBARA BALLARD, we expect to receive $4.8 million in future engineering development revenue through 2008 for the development of our 1kW residential cogeneration fuel cell, subject to the performance of work under the development program. In addition, we expect to receive future license fees of $5.3 million, net of taxes, in 2008. We are committed under our agreement to make $8.4 million in equity contributions to EBARA BALLARD in 2008. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities into 2010.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. As at September 30, 2007, no material forward foreign exchange contracts were outstanding.

As at September 30, 2007, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2006.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf.

Related party transactions for the periods indicated are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
Transactions with related parties	2007	2006	2007	2006
Revenues from products, engineering services and other	$10,327	$9,471	$25,477	$26,420
Purchases	$77	$129	$399	$734

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended
	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2007	2007	2007	2006
Product and service revenue	$12,619	$10,464	$9,678	$11,679
Engineering development revenue	4,947	3,841	3,918	4,791
Total revenue	$17,566	$14,305	$13,596	$16,470

Net loss	$(16,018)	$(11,140)	$(14,254)	$(128,748)
Net loss per share	$(0.14)	$(0.10)	$(0.12)	$(1.13)

Loss from continuing operations	$(15,589)	$(10,814)	$(14,516)	$(14,125)
Net loss per share from continuing operations	$(0.14)	$(0.10)	$(0.12)	$(0.12)

Weighted average common shares outstanding (000’s)	114,593	114,591	114,370	114,213

	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2006	2005
Product and service revenue	$7,919	$9,796	$7,141	$9,415
Engineering development revenue	3,539	2,687	2,271	5,538
Total revenue	$11,458	$12,483	$9,412	$14,953

Net loss	$(17,857)	$(17,348)	$(17,184)	$(16,146)
Net loss per share	$(0.16)	$(0.15)	$(0.15)	$(0.14)

Loss from continuing operations	$(14,891)	$(13,627)	$(14,351)	$(12,624)
Net loss per share from continuing operations	$(0.13)	$(0.12)	$(0.13)	$(0.11)

Weighted average common shares outstanding (000’s)	113,289	113,187	112,861	112,725

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

  Product and service revenues: Increased shipments of automotive fuel cell, Mark9 SSL™ fuel cell and 1kW residential cogeneration fuel cell products have offset the decline of automotive service revenues. Service activities related to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007. Variations in automotive fuel cell product revenues reflect the timing of our customer’s fuel cell vehicle deployments.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs. Revenues from our 1kW residential cogeneration fuel cell development program commenced in the fourth quarter of 2005.

  Operating expenditures: Variations in operating expenses primarily reflect changes in the value of the Canadian dollar versus the U.S. dollar.

  Depreciation and amortization: Depreciation and amortization has declined for the first three quarters of 2007 and for the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

  Investment and other income: Investment income has declined for the first three quarters of 2007 and for the fourth quarter of 2006 due to declines in our cash and short-term investment portfolios. Investment and other income was positively impacted in the second and third quarter of 2007 for foreign exchange gains of $4.2 million and $3.3 million, respectively, due to increases in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments.

  Loss on disposal and write-down of long-lived assets: The net loss for the third quarter of 2007 was significantly impacted by a $4.6 million write-down of our investment in Advanced Energy.

  Loss from discontinued operations: The loss from discontinued operations in the fourth quarter of 2006 was significantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations. The first quarter of 2007 reflected a gain on disposition of assets held for sale of $2.9 million related to employee future benefit plan curtailments.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2007 Annual Information Form and, except as follows, remain substantially unchanged.

While we have entered into the Agreement with Daimler and Ford, there is a risk that the transactions contemplated in the Agreement may not be successfully completed, as completion remains subject to the receipt of necessary corporate, regulatory and shareholder approvals, all as described above under Significant Developments.

Assuming the transactions contemplated in the Agreement with Daimler and Ford are successfully completed; additional risk factors relating to our business may arise. These changes in risk will be discussed in the management proxy circular concerning the transaction, which is expected to be distributed to shareholders later this year.

Additional information relating to Ballard, including our Annual Information Form and other filings, can be found on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As at September 30, 2007, no changes have occurred since the prior quarter to our disclosure controls or to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
Operating cash consumption	2007	2006	2007	2006
Cash used by operations	$(4,716)	$(8,332)	$(22,055)	$(25,622)
Additions to property, plant and equipment	(1,431)	(2,243)	(3,796)	(5,191)
Operating cash consumption	$(6,147)	$(10,575)	$(25,851)	$(30,813)

BALLARD POWER SYSTEMS INC. Consolidated Balance Sheets (Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2007	2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,020	$61,399
Short-term investments	143,407	125,673
Accounts receivable	15,903	14,911
Inventories	14,256	14,936
Prepaid expenses and other current assets	1,899	1,284
Current assets held for sale (note 3)	-	2,950
	193,485	221,153

Property, plant and equipment	44,783	47,694
Intangible assets	17,484	23,701
Goodwill	51,911	51,911
Investments (note 4)	3,678	8,191
Long-term assets held for sale (note 3)	-	3,586
Other long-term assets	167	32
	$311,508	$356,268
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,838	$19,539
Deferred revenue	144	1,814
Accrued warranty liabilities	5,905	10,069
Current liabilities held for sale (note 3)	-	2,582
	24,887	34,004

Long-term liabilities (note 6)	16,670	15,964
Long-term liabilities held for sale (note 3)	-	1,207
	41,557	51,175

Shareholders’ equity:
Share capital	1,172,297	1,169,778
Contributed surplus	70,685	66,935
Accumulated deficit	(972,795)	(931,384)
Accumulated other comprehensive loss (note 2)	(236)	(236)
	269,951	305,093
	$311,508	$356,268

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC. Consolidated Statements of Operations and Comprehensive Loss Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
		(restated – note 3)		(restated – note 3)
Revenues:
Product and service revenues	$12,619	$7,919	$32,761	$24,856
Engineering development revenue	4,947	3,539	12,706	8,497
Total revenues	17,566	11,458	45,467	33,353
Cost of revenues and expenses:
Cost of product and service revenues	7,500	3,616	18,622	12,150
Research and product development	15,102	14,388	43,011	39,499
General and administrative	4,059	2,992	11,164	9,715
Marketing and business development	2,154	1,836	5,918	5,520
Depreciation and amortization	3,736	4,272	11,137	12,994
Total cost of revenues and expenses	32,551	27,104	89,852	79,878

Loss before undernoted	(14,985)	(15,646)	(44,385)	(46,525)
Investment and other income	5,214	2,727	14,305	8,968
Loss on disposal and write-down of long-lived assets	(4,563)	-	(4,583)	(699)
Equity in loss of associated companies	(1,322)	(2,223)	(6,308)	(5,998)
Loss from continuing operations before income taxes	(15,656)	(15,142)	(40,971)	(44,254)
Income tax recovery	(68)	(251)	(53)	(1,385)
Loss from continuing operations for period	(15,588)	(14,891)	(40,918)	(42,869)
Loss from discontinued operations for period (note 3)	(429)	(2,966)	(493)	(9,520)
Net loss and comprehensive loss for period	$(16,017)	$(17,857)	$(41,411)	$(52,389)
Basic and diluted loss per share from continuing
operations	$(0.14)	$(0.13)	$(0.36)	$(0.38)
Basic and diluted loss per share from discontinued
operations	(0.00)	(0.03)	(0.00)	(0.08)
Basic and diluted loss per share	$(0.14)	$(0.16)	$(0.36)	$(0.46)
Weighted average number of common
shares outstanding	114,593,401	113,288,674	114,519,189	113,113,769

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Cash Flows Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Cash provided by (used for):
Operating activities:
Net loss for period	$(16,017)	$(17,857)	$(41,411)	$(52,389)
Items not affecting cash:
Compensatory shares	2,651	2,316	6,783	6,194
Depreciation and amortization	4,295	6,013	12,918	18,238
Loss on disposal and write-down of long-	4,563	-	4,583	699
lived assets from continuing operations
(Gain) loss on disposal and write-down of	2	-	(2,897)	769
long-lived assets from discontinued operations
Equity in loss of associated companies	1,322	2,223	6,308	5,998
Other	-	(82)	-	(247)
	(3,184)	(7,387)	(13,716)	(20,738)
Changes in non-cash working capital:
Accounts receivable	(3,515)	17	(992)	4,213
Inventories	3,228	(591)	680	(2,686)
Prepaid expenses and other current assets	(590)	(232)	(615)	(284)
Accounts payable and accrued liabilities	714	(441)	(2,960)	(3,287)
Deferred revenue	(255)	1,662	(1,670)	3,037
Accrued warranty liabilities	(1,541)	(1,781)	(4,164)	(5,270)
Net current assets and liabilities held for sale (note 3)	427	421	1,382	(607)
	(1,532)	(945)	(8,339)	(4,884)
Cash used by operations	(4,716)	(8,332)	(22,055)	(25,622)

Investing activities:
Net increase in short-term investments	(11,386)	(4,034)	(17,734)	(46,074)
Additions to property, plant and equipment	(1,431)	(2,243)	(3,796)	(5,191)
Disposition of assets held for sale, net (note 3)	-	-	3,236	-
Other investing activities	(198)	(228)	(3,313)	(615)
Long-term liabilities	21	41	283	682
	(12,994)	(6,464)	(21,324)	(51,198)
Financing activities:
Net proceeds on issuance of share capital	-	5,909	-	5,943
	-	5,909	-	5,943
Increase (decrease) in cash and cash equivalents	(17,710)	(8,887)	(43,379)	(70,877)
Cash and cash equivalents, beginning of period	35,730	86,929	61,399	148,919
Cash and cash equivalents, end of period	$18,020	78,042	$18,020	$78,042

Supplemental disclosure of cash flow information (note 8)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

				Accumulated
				other	Total
		Contributed	Accumulated	comprehensive	shareholders’
	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2005	$1,161,281	$62,017	$(750,247)	$(236)	$472,815
Net Loss	-	-	(181,137)	-	(181,137)
Issuance of common shares for cash	5,909	-	-	-	5,909
(net of issue costs)
Options exercised	34	-	-	-	34
Share distribution plan	2,554	4,918	-	-	7,472
Balance, December 31, 2006	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	-	-	(41,411)	-	(41,411)
Share distribution plan	2,519	3,750	-	-	6,269
Balance, September 30, 2007	$1,172,297	$70,685	$(972,795)	$(236)	$269,951

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2006, except for the changes in accounting policies described in note 2. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2006 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year. Prior year figures have been restated as a result of the sale of Ballard Power Systems Corporation (note 3).

2.	Changes in accounting policies:

Effective January 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (“Section 1530”) and Financial Instruments – Recognition and Measurement (“Section 3855”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income
Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale and cumulative translation adjustments. In accordance with this new standard, the Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheet and consolidated statement of shareholders’ equity.

Financial Instruments – Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets are measured in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

2.	Changes in accounting policies (cont’d):

The Corporation classifies its cash, cash equivalents and short-term investments as held for trading. Held for trading financial assets are measured at fair value with changes in fair value recognized in net income.

Derivative instruments are recorded on the consolidated balance sheet at fair value and changes in the fair values of derivative instruments are recognized in the consolidated statement of operations. As at September 30, 2007, the Corporation does not have any derivative instruments outstanding.

3.	Assets held for sale:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary, to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal costs and purchase price adjustments of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments. Upon closing, the Corporation ceased to consolidate the results of BPSC.

The results of operations of BPSC have been presented as discontinued operations in the current period and prior period figures have been restated. The results of BPSC had previously been reported in both the Power Generation and Automotive segments.

Net loss from discontinued operations up to the date of sale is summarized as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Loss from operating activities	$(427)	$(2,966)	$(3,384)	$(9,520)
Gain on disposition of assets held for sale	(2)	-	2,891	-
Loss from discontinued operations	$(429)	$(2,966)	$(493)	$(9,520)

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

3.	Assets held for sale (cont’d):

Included in the assets and liabilities held for sale at December 31, 2006 are:

December 31,
2006
Accounts receivable	$1,694
Inventories	1,030
Prepaid expenses	226
Current assets held for sale	$2,950

Property, plant and equipment	$3,586
Long-term assets held for sale	$3,586

Accounts payable and accrued liabilities	$1,955
Deferred revenue	112
Accrued warranty liabilities	515
Current liabilities held for sale	$2,582

Long-term liabilities held for sale	$1,207

4.	Investments:

	September 30,		December 31,
	2007		2006
		Percentage		Percentage
	Amount	Ownership	Amount	Ownership
Advanced Energy Technology Inc.	$541	2.5%	$5,104	2.5%
Chrysalix Energy Limited Partnership	3,137	15.0%	3,087	15.0%
	$3,678		$8,191

Advanced Energy Technology Inc. (“Advanced Energy”) is carried at cost as the Corporation does not have the ability to assert significant influence over the company. During the three and nine months ended September 30, 2007, a write-down of $4,563,000 was recorded to reflect other than temporary impairment in the carrying value of Advanced Energy. Subsequent to September 30, 2007, the Corporation received an offer of $541,000 for its interest in Advanced Energy.

During the three and nine months ended September 30, 2007, the Corporation made an additional investment of $31,000 (2006 - $194,000) and $50,000 (2006 - $804,000), respectively, in Chrysalix Energy Limited Partnership.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

5.	Employee future benefits:

The Corporation maintains a defined benefit pension plan for employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate, is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Pension plan	$69	$188	$284	$686
Other benefit plan	28	154	230	514
	$97	$342	$514	$1,200

6.	EBARA BALLARD Corporation:

During the three and nine months ended September 30, 2007, the Corporation made an additional investment of nil (2006 – nil) and $8,461,000 (2006 - $8,511,000), respectively, in EBARA BALLARD Corporation (“EBARA BALLARD”) representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders. Recorded against the investment in EBARA BALLARD was the receipt of $5,333,000 (2006 - $5,254,000), a related party transaction, for the grant of a license to certain intellectual property and manufacturing rights during the nine months ended September 30, 2007 and $1,322,000 (2006 - $2,223,000) and $6,308,000 (2006 - $5,998,000), representing the Corporation’s proportionate share of EBARA BALLARD’s equity loss for the three and nine months ended September 30, 2007, respectively.

EBARA BALLARD is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($9,410,000) (2006 – ($6,230,000)) has been presented in long-term liabilities. As the Corporation provides future funding to EBARA BALLARD, the net liability balance will be reduced.

7.	Share capital:

During the three and nine months ended September 30, 2007, compensation expense of $811,000 (2006 – $798,000) and $2,374,000 (2006 - $2,507,000), respectively, was recorded in net income as a result of fair value accounting for stock options.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

7.	Share capital (cont’d):

During the three and nine months ended September 30, 2007, options to purchase nil (2006 – 8,750) and 840,259 (2006 – 1,318,500) common shares, respectively, were granted with a weighted average fair value of nil (2006 – $3.29) and $3.94 per share (2006 - $3.86) and vesting periods of two to three years. The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Expected life	N/A	7 years	7 years	7 years
Expected dividends	N/A	Nil	Nil	Nil
Expected volatility	N/A	60%	55%	59%
Risk-free interest rate	N/A	4%	4%	4%

As at September 30, 2007, options to purchase 5,798,269 (2006 – 6,000,970) common shares were outstanding.

8.	Supplemental disclosure of cash flow information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Non-cash financing and investing
activities:
Compensatory shares	$ -	$ -	$ 2,651	$ 2,223

9.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive and Material Products. The Corporation designs, develops, manufactures and sells PEM fuel cell products for the Power Generation and Automotive market segments. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which managers are held accountable. Segment expenses include research and product development costs directly related to individual segments.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

9.	Segmented financial information (cont’d):

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and business development, and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
		(restated-note 3)		(restated-note 3)
Revenues
Power Generation	$5,105	$3,410	$13,642	$9,761
Automotive	9,335	5,442	20,936	15,011
Material Products	3,126	2,606	10,889	8,581
	$17,566	$11,458	$45,467	$33,353
Segment income (loss) for period (1)
Power Generation	$283	$866	$2,536	$1,627
Automotive	2,205	(862)	2,135	(276)
Material Products	329	(264)	1,479	(335)
Total	2,817	(260)	6,150	1,016
Corporate amounts
Research and product development	(7,853)	(6,286)	(22,316)	(19,312)
General and administrative	(4,059)	(2,992)	(11,164)	(9,715)
Marketing and business development	(2,154)	(1,836)	(5,918)	(5,520)
Depreciation and amortization	(3,736)	(4,272)	(11,137)	(12,994)
Investment and other income	5,214	2,727	14,305	8,968
Loss on disposal and write-down	(4,563)	-	(4,583)	(699)
of long-lived assets
Equity in loss of associated companies	(1,322)	(2,223)	(6,308)	(5,998)
Loss from continuing operations
before income taxes	$(15,656)	$(15,142)	$(40,971)	$(44,254)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

10.	Subsequent event:

On November 7, 2007, the Corporation announced that it had entered into an Agreement with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) under which the Corporation will sell its automotive fuel cell assets to Daimler, Ford and a newly created private corporation principally owned by Daimler and Ford, in exchange for the return to the Corporation of 34,261,298 of its common shares held by Daimler and Ford. These shares will then be cancelled. It is anticipated that the Corporation will record an estimated gain of $95 to $105 million in January 2008 on the closing of this transaction. The estimated gain is subject to change due to a number of variables, including changes in the Corporation’s net investment in its automotive fuel cell assets to the date of closing, and determination of the final accounting value of the shares returned to the Corporation. The Agreement is subject to the ratification by Daimler’s Supervisory Board and further approvals from a simple majority of the Corporation’s shareholders, excluding Daimler and Ford, and the approval of regulatory agencies in Canada, the United States and Germany.